November 22, 2011

Ms. Linda Cvrkel
Branch Chief
Division of Corporate Finance
United States Securities & Exchange Commission
Washington, D.C.  20549

Re:	Florida Gaming Corporation
Form 10-K for the Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Quarter Ended June 30, 2011
Filed August 15, 2011
Form 8-K filed July 21, 2011
File No. 000-09099

Dear Ms. Cvrkel:

In reply to the agency’s request for additional information regarding the Company’s filing of Form 10-Q for the quarter ended June 30, 2011, and Form 8-K filed July 21, 2011,   we provide the following information:

Form 10-Q for the Quarter Ended June 30, 2011

Note 4. Options and Warrants

1.
We note from your response to our prior comment eight that you did not account for the warrants at the time of issuance because there are too many contingencies on the warrants becoming exercisable for either Centers or the Company. However, we note that the Centers warrants become exercisable upon the occurrence of any of the disclosed “trigger events,” which includes the maturity of the term loan (April 2016). We further note that you are obligated to make an offer to repurchase the Centers Warrants upon the occurrence of any Trigger Event. In light of these obligations, please tell us how you evaluated the warrants as potential liabilities in accordance with ASC 480-10-25-8.

Response:
The Centers’ Warrants were evaluated as of the reporting dates based not only on the contingencies associated with the warrants but more importantly the ability to determine the fair value of any potential liability.  Centers is not publically traded and once a Trigger Event occurs the Credit Agreement specifically dictates how the value (if any) of Centers is to be determined.  In evaluating any potential liability due to the warrants the financial condition of Centers was reviewed.   Management believes as of the reporting dates that the fair value (if any) of the Center Warrants cannot be reasonably estimated and that there was not a reportable liability.

Form 8-K furnished July 21, 2011

2.
We note from your response to our prior comment 11 the $570,000 that was paid in August 2011 was accounted for in the construction work in progress account. In light of the fact that this amount appears to relate to design and engineering costs for remediation activities, please explain to us why you believe it is appropriate to capitalize this amount. As part of your response, please refer to the authoritative guidance relied upon in your conclusion of the appropriate accounting treatment.

Response:
In accordance with ASC 970-360-25-2, project costs clearly associated with the acquisition, development, and construction of a real estate project shall be capitalized as a cost of that project.  As part of the settlement agreement regarding the acquisition of the land from the County, to accommodate the construction of the Company’s new casino facilities, the Company agreed to pay up to $1,000,000 for the remediation of 36th Avenue, $570,000 which will be for design and design and engineering of the 36th Avenue remediation, as a condition precedent to the closure of 37th Avenue.  Therefore, these costs were associated with the original acquisition, development and construction of the real estate project and capitalized accordingly.

Please do not hesitate to contact the undersigned at (812) 945-7211 if you have any additional questions or comments.

Very truly yours,

/s/ Kimberly Tharp
Kimberly Tharp
Chief Financial Officer